

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2010

Leif Andersen
Chief Executive Officer
Sebring Software, Inc. (f/k/a Sumotext, Inc.)
1400 Cattlemen Road, Suite 1400
Sarasota, FL 34232
Facsimile: (941) 377-0719

   Re: **Sumotext, Inc.**
       Form 8-K
       Filed October 29, 2010
       File No. 000-53785

Dear Mr. Andersen:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your Form 8-K to include the required financial statements and all information that would be required in a Form 10 registration statement upon consummation of the transaction. See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K. This information is required because we believe you were a shell company immediate prior to the transaction, which included the spin-off of your prior business. Refer to Release No. 33-8587 (the adopting release related to the Use of Form S-8, Form 8-K, and Form 20-F By Shell Companies) which can be found on the internet at www.sec.gov/rules/final/33-8587.pdf.   In particular, we refer you to note 32 thereto and the related text.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor at (202) 551-3576 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
Assistant Director